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                                                              December 20, 2006

Christian Sandoe, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission            via electronic filing address
100 F Street NE
Washington, D.C. 20549

                       Re:        Vanguard World Funds

Dear Mr. Sandoe:

         The following responds to your comments of December 11, 2006, on the post-effective amendment of the registration statement of the above-referenced registrant. You commented on Post-Effective Amendment No. 102 that was filed on October 26, 2006.

Vanguard U.S. Growth Fund
Comment 1:        Prospectus - Primary Investment Strategies
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Comment:          Include the Fund's 80% [names rule] policy in the Primary
                  Investment Strategies. While the names rule does not require disclosure in Item 2, it is suggested in the footnotes to the rule that such disclosure be added.

Response:         Footnote 15 to rule 35d-1 (the "names rule") states that:

                  "We note that an investment company that is covered by the rule should disclose its policy to invest its assets in accordance with the 80% investment requirement suggested by its name as one of its principal investment strategies in the prospectus."

                  The footnote to the names rule requires that the fund disclose its policy to invest its assets in accordance with the 80% investment requirement suggested by its name and we believe that the fund's principal investment strategies does that by stating: "The Fund invests mainly in large-capitalization stocks of U.S. companies..." We believe our current disclosure is in compliance with the names rule and Form N-1A.



Vanguard International Growth Fund
Comment 2:        Prospectus -Investment Strategy
--------------------------------------------------------------------------------
Comment:          Explain how the Fund diversifies its assets across a number of countries throughout the world (see footnote 42 to the names rule).

Response:         In footnote 42 of Release No. IC-24828 (the "names rule
                  Release"), the SEC stated that:

                  "[t]he terms `international' and `global,' however, connote diversification among investments in a number of different countries throughout the world, and `international' and `global' funds will not be subject to the [names] rule. We would expect, however, that investment companies using these terms in their names will invest their assets in investments that are tied economically to a number of countries throughout the world." (Emphasis added.)

                  The above-quoted guidance does not impose a particular disclosure requirement; rather, it sets forth an expectation regarding a fund's investment approach.

                  The Fund satisfies this expectation. We think that our existing disclosure sufficiently conveys the idea that the Fund invests (chooses and allocates) across a number of countries throughout the world. In describing the investment process used by the Fund's two investment advisors, the prospectus states in the "Securities Selection" section:

o Schroders continually evaluates financial markets around the world and identifies those countries with, in the advisor's opinion, the most favorable business climates... The companies chosen by Schroders reflect a wide variety of countries and industries
o To determine how to allocate its portion of the Fund's assets geographically, Baillie Gifford constantly evaluates economic, market, and political trends worldwide.

Comment 3:        Prospectus - Investment Advisors
--------------------------------------------------------------------------------
Comment:          Identify The Vanguard Group, Inc. as an investment advisor of the fund in the "Investment Advisor" section of the prospectus because on page 9 of the prospectus, it states that "The
                  Vanguard Group (Vanguard) manages a small portion
                  (approximately 3%) of the Fund's assets to facilitate cash flows to and from the Fund's advisors. Vanguard typically invests its portion of the Fund's assets in stock index futures and/or shares of exchange-traded funds."

Response:           We disagree that Vanguard  should be listed as an investment advisor of the Fund. Vanguard's responsibilities are very limited. As stated in the prospectus, "[t]he Fund's board of trustees designates the proportion of Fund assets to be managed by each advisor and may change these proportions at any time." Vanguard's role is simply to maintain the allocation of assets mandated by the board. Assume, for example, that the Fund's two advisors are entrusted with 60% and 40%, respectively, of the Fund's assets. Over time, due to differing performance of the respective sub-portfolios, the allocation may have become 62% and 38%, respectively.
                    Forcing one advisor to sell assets and deliver the proceeds to the other advisor would drive up transaction costs to the detriment of the Fund and its shareholders. To accomplish the reallocation in a more cost-effective manner, the board has directed that a small percentage of the Fund's assets be maintained in highly liquid instruments that can be sold at minimal cost with the proceeds allocated to one party or the other as necessary. Vanguard's role is to oversee this "buffer" and use it as needed to ensure that the allocation of Fund assets between advisors remains in line with the board's mandate. To avoid "cash drag," Vanguard places the buffer in highly liquid proxies for the equity market, such as futures contracts and shares of exchange-traded funds tied to the same general market segment as the Fund.

                  In any event, under section 2(a)(20) of the Investment Company Act, Vanguard is not an investment advisor. Section 2(a)(20) provides that the definition of investment advisor does not include "a company furnishing such services at cost to one or more investment companies...." Vanguard is compensated at cost for managing the allocation of assets among the Fund's investment advisors, and therefore is not an investment advisor subject to the disclosure requirements of Form N-1A.

Comment 4:        Prospectus - Investment Advisors
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Comment:          Describe the relationship between the Schroder "co-managers"
                  and state that relationship more clearly in the Fund's prospectus.

Response:         We will update this disclosure via the 485(b) filing to
                  indicate that the named Schroder portfolio managers "jointly manage" the Fund's assets.

World Funds SAI
Comment 5:        SAI - Description of PM Compensation
--------------------------------------------------------------------------------
Comment:          Describe the specific investment performance criteria (i.e., benchmark, time periods) in the Description of Compensation for William Blair & Company and any other advisor listed in this Part B.

Response:         We will update this disclosure via the 485(b) filing as
                  requested.



              As required by the SEC, the Funds acknowledge that:

o Each Fund is responsible for the adequacy and accuracy of the disclosure in the filing.
o Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.
o Each Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the placecountry-regionUnited States.

         Please contact me at (610) 669-6018 with any questions or comments regarding the above responses. Thank you.

Sincerely,



Beverly Hart
Legal Manager